UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No.-     )*

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Multi-Color Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

625383104

(CUSIP Number)

Jonathan E. Levitsky Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 212-909-6000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 625383104

1.	Name of Reporting Person Diamond Castle Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,833,171 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,655,732 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,171 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person PN

(1)	Includes, in the case of lines 7 and 11, and excludes, in the case of line 9, 177,439 shares of common stock, no par value (“Common Stock”) held in escrow over which Diamond Castle Partners IV, L.P. has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Diamond Castle Partners IV, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

(2)	Excludes (i) 627,835 shares of Common Stock over which Diamond Castle Partners IV-A, L.P. has sole voting and dispositive power and 67,283 shares of Common Stock held in escrow over which Diamond Castle Partners IV-A, L.P. has sole voting power and (ii) 22,233 shares of Common Stock over which Deal Leaders Fund, L.P. has sole voting and dispositive power and 2,382 shares of Common Stock held in escrow over which Deal Leaders Fund, L.P. has sole voting power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP NO. 625383104

1.	Name of Reporting Person Diamond Castle Partners IV-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 695,118 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 627,835 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,118 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person PN

(1)	Includes, in the case of lines 7 and 11, and excludes, in the case of line 9, 67,283 shares of Common Stock held in escrow over which Diamond Castle Partners IV-A, L.P. has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Diamond Castle Partners IV-A, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

(2)	Excludes (i) 1,655,732 shares of Common Stock over which Diamond Castle Partners IV, L.P. has sole voting and dispositive power and 177,439 shares of Common Stock held in escrow over which Diamond Castle Partners IV, L.P. has sole voting power and (ii) 22,233 shares of Common Stock over which Deal Leaders Fund, L.P. has sole voting and dispositive power and 2,382 shares of Common Stock held in escrow over which Deal Leaders Fund, L.P. has sole voting power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP NO. 625383104

1.	Name of Reporting Person Deal Leaders Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 24,615
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,233 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 0.2.%
14.	Type of Reporting Person PN

(1)	Includes, in the case of lines 7 and 11, and excludes, in the case of line 9, 2,382 shares of Common Stock held in escrow over which Deal Leaders Fund, L.P has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Deal Leaders Fund, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

(2)	Excludes (i) 1,655,732 shares of Common Stock over which Diamond Castle Partners IV, L.P. has sole voting and dispositive power and 177,439 shares of Common Stock held in escrow over which Diamond Castle Partners IV, L.P. has sole voting power and (ii) 627,835 shares of Common Stock over which Diamond Castle Partners IV-A, L.P. has sole voting and dispositive power and 67,283 shares of Common Stock held in escrow over which Diamond Castle Partners IV-A, L.P. has sole voting power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP NO. 625383104

1.	Name of Reporting Person DCP IV GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,552,904 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,305,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,904 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person PN

(1)	Includes, in the case of lines 8 and 11, and excludes, in the case of line 10, 247,104 shares of Common Stock held in escrow over which one of Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. or Deal Leaders Fund, L.P. has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. and Deal Leaders Fund, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

CUSIP NO. 625383104

1.	Name of Reporting Person DCP IV GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,552,904 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,305,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,904 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person OO

(1)	Includes, in the case of lines 8 and 11, and excludes, in the case of line 10, 247,104 shares of Common Stock held in escrow over which one of Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. or Deal Leaders Fund, L.P. has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. and Deal Leaders Fund, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

CUSIP NO. 625383104

1.	Name of Reporting Person Ari J. Benacerraf
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,552,904 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,305,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,904 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person IN

(1)	Includes, in the case of lines 8 and 11, and excludes, in the case of line 10, 247,104 shares of Common Stock held in escrow over which one of Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. or Deal Leaders Fund, L.P. has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. and Deal Leaders Fund, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

CUSIP NO. 625383104

1.	Name of Reporting Person Michael W. Ranger
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,552,904 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,305,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,904 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person IN

(1)	Includes, in the case of lines 8 and 11, and excludes, in the case of line 10, 247,104 shares of Common Stock held in escrow over which one of Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. or Deal Leaders Fund, L.P. has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. and Deal Leaders Fund, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

CUSIP NO. 625383104

1.	Name of Reporting Person Andrew H. Rush
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,552,904 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,305,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,904 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person IN

(1)	Includes, in the case of lines 8 and 11, and excludes, in the case of line 10, 247,104 shares of Common Stock held in escrow over which one of Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. or Deal Leaders Fund, L.P. has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. and Deal Leaders Fund, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

CUSIP NO. 625383104

1.	Name of Reporting Person David M. Wittels
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,552,904 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,305,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,904 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person IN

(1)	Includes, in the case of lines 8 and 11, and excludes, in the case of line 10, 247,104 shares of Common Stock held in escrow over which one of Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. or Deal Leaders Fund, L.P. has sole voting power. See “Item 6 – Escrow Agreement.” Shares of Common Stock held by, or held in escrow on behalf of, Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P. and Deal Leaders Fund, L.P. are subject to certain transfer restrictions. See “Item 6 – Investor Rights Agreement.”

CONTINUATION PAGES TO SCHEDULE 13D

This Statement on Schedule 13D (this “Statement”) is being filed jointly by (i) Diamond Castle Partners IV, L.P., a Delaware limited partnership (“Diamond Castle Partners IV”); Diamond Castle Partners IV-A, L.P., a Delaware limited partnership (“Diamond Castle Partners IV-A”); and Deal Leaders Fund L.P., a Delaware limited partnership (“Deal Leaders Fund,” and together with Diamond Castle Partners IV and Diamond Castle Partners IV-A, the “Diamond Castle Funds”); (ii) the general partner of each of the Diamond Castle Funds, DCP IV GP, L.P., a Delaware limited partnership (“DCP IV GP”); (iii) the general partner of DCP IV GP, DCP IV GP-GP, LLC, a Delaware limited liability company (“DCP IV GP-GP”); and (iv) Ari J. Benacerraf, Michael W. Ranger, Andrew H. Rush and David M. Wittels, each as a managing member of DCP IV GP-GP. Each person filing this statement is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 1	Security and Issuer

Common Stock, no par value per share.

Multi-Color Corporation (the “Issuer”)

4053 Clough Woods Drive

Batavia, OH 45103

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship
Diamond Castle Partners IV	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Private investment fund	Delaware

Diamond Castle Partners IV-A	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Private investment fund	Delaware

Deal Leaders Fund	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Private investment fund	Delaware

DCP IV GP	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	General partner of the Diamond Castle Funds	Delaware

DCP IV GP-GP	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	General partner of the Diamond Castle Funds	Delaware

Ari J. Benacerraf	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Senior Managing Director of Diamond Castle Holdings, LLC	U.S.A.

Michael W. Ranger	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Senior Managing Director of Diamond Castle Holdings, LLC	U.S.A.

Andrew H. Rush	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Senior Managing Director of Diamond Castle Holdings, LLC	U.S.A.

David M. Wittels	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Senior Managing Director of Diamond Castle Holdings, LLC	U.S.A.

(d) No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On October 3, 2011, the Issuer acquired Adhesion Holdings, Inc., a Delaware corporation (the “Adhesion”), through the merger of Adhesion with and into a wholly-owned subsidiary of the Issuer (the “Merger”) pursuant to the Merger Agreement (as defined below). See “Item 4 – Purpose of Transaction.” As partial consideration for the Merger and pursuant to the Merger Agreement, the Issuer issued 2,663,684 shares of Common Stock (the “Merger Shares”) to the former shareholders of Adhesion, with 257,827 of such shares issued to be held in escrow pursuant to the terms of the Escrow Agreement (as defined below). See “Item 6 – Escrow Agreement.”

Since each of the Diamond Castle Funds was a shareholder of Adhesion prior to the Merger, each such Reporting Person received and retained a number of Merger Shares as disclosed in Row 9 of the applicable cover pages of this Statement. The Diamond Castle Funds also have voting power over the additional Merger Shares disclosed in Row 7 of the applicable cover pages of this Statement that were issued to be held in escrow pursuant to the Escrow Agreement. See “Item 6 – Escrow Agreement.”

Item 4	Purpose of Transaction

The Diamond Castle Funds acquired the Merger Shares for general investment purposes, and may elect to sell such shares in the ordinary course of business when and as permitted under the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, the Diamond Castle Funds received certain rights with respect to the nomination and appointment of directors to the Issuer’s board of directors. See “Item 6 – Investor Rights Agreement.”

On August 26, 2011, the Issuer, Adhesion, Diamond Castle Partners IV, solely as the Stockholders’ Representative, DLJ South American Partners, L.P., an Ontario limited partnership (“DLJ”), and M Acquisition, LLC, a Delaware limited liability company (“Merger Sub”), entered into a Merger and Stock Purchase Agreement (the “Merger Agreement”). On October 3, 2011, the Merger was consummated and, in accordance with the Merger Agreement, Adhesion was merged with and into Merger Sub, with Merger Sub surviving as a subsidiary of the Issuer and CM Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Chilean JV”), became a wholly-owned subsidiary the Issuer as a result of LabelCorp Holdings, Inc., a Delaware corporation and a subsidiary of the Issuer, acquiring from DLJ all of DLJ’s outstanding equity securities of the Chilean JV. As partial consideration for the Merger and pursuant to the Merger Agreement, the Issuer issued the Merger Shares to the former shareholders of Adhesion.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

Item 5	Interest in Securities of the Issuer

The information contained in Items 3, 4 and 6 of this Statement is incorporated by reference.

(a) and (b). The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Statement that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Statement that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

DCP IV GP is the general partner of each of the Diamond Castle Funds, and, as such, may be deemed to share voting and investment power over the shares of Common Stock held directly by the Diamond Castle Funds. DCP IV GP disclaims beneficial ownership of such shares. DCP IV GP-GP is the general partner of DCP IV GP, and, as such may be deemed to share voting and investment power over the shares of Common Stock held directly by the Diamond Castle Funds and that may be deemed to be beneficially owned by DCP IV GP. DCP IV GP-GP disclaims beneficial ownership of such shares. Ari J. Benacerraf, Michael W. Ranger, Andrew H. Rush and David M. Wittels are the managing members of DCP IV GP-GP. and, as such may be deemed to share voting and investment power over the shares of Common Stock held directly by the Diamond Castle Funds and that may be deemed to be beneficially owned by DCP IV GP and DCP IV GP-GP. Each of Ari J. Benacerraf, Michael W. Ranger, Andrew H. Rush and David M. Wittels disclaims beneficial ownership of such shares.

The percentages used in this filing are calculated based on the addition of (i) the number of outstanding shares of Common Stock as of September 29, 2011, 13,385,347, and (ii) the number of Merger Shares, 2,663,684, for a total of 16,049,031 outstanding shares. All acquisitions of shares of Common Stock reported below were made pursuant to the Merger.

(c) See Items 3 and 4 above and Item 6 below, which are incorporated herein by reference.

(d) Except as otherwise described in Item 6, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information contained in Items 3 and 4 of this Statement is incorporated by reference.

Investor Rights Agreement

Effective October 3, 2011, the Diamond Castle Funds entered into an investor rights agreement (the “Investor Rights Agreement”) with the Issuer, pursuant to which the Issuer granted the Diamond Castle Funds certain demand registration and piggyback registration rights with respect to the Merger Shares issued to the Diamond Castle Funds. The Issuer also agreed to file a shelf Registration Statement to register the Merger Shares issued to the Diamond Castle Funds.

Pursuant to the Investor Rights Agreement, the Diamond Castle Funds agreed not to transfer (other than to certain permitted transferees) any of the Merger Shares issued to them pursuant to the Merger Agreement until the first anniversary of the Merger. During the period between the first and the second anniversary of the Merger, the Diamond Castle Funds will be permitted to transfer up to 50% of the Merger Shares issued to them pursuant to the Merger Agreement (subject to exceptions for transfers to certain permitted transferees). After the second anniversary of the Merger, the Merger Shares issued to the Diamond Castle Funds will cease to be subject to any transfer restrictions under the Investor Rights Agreement.

Under the Investor Rights Agreement, the Diamond Castle Funds as holders of a majority of Registrable Securities (as defined in the Investor Rights Agreement) immediately after the closing of the Merger, have the right to nominate for election to the Issuer’s Board of Directors two directors, so long as the Diamond Castle Funds and certain of their permitted transferees beneficially own (i) 12.6% or more of the total outstanding shares of Common Stock and (ii) 40% or more of the Merger Shares issued to the Diamond Castle Funds pursuant to the Merger Agreement; or one director, so long as the Diamond Castle Funds and certain of their permitted transferees beneficially own (i) less than 12.6% of the total outstanding shares of Common stock but (ii) 40% or more of the Merger Shares issued to the Diamond Castle Funds pursuant to the Merger Agreement (in each case, as such number is adjusted to take into account stock dividends, stock splits, recapitalizations, mergers, consolidations or similar events with respect to the outstanding shares of Common Stock that may occur after the date of the Investor Rights Agreement). If at any time the Diamond Castle Funds and certain of their permitted transferees own fewer than 40% of the Merger Shares issued to the Diamond Castle Funds pursuant to the Merger Agreement (as such number is adjusted as described in the preceding sentence), the Diamond Castle Funds’ board nomination rights will terminate.

On October 3, 2011, pursuant to the Investor Rights Agreement, the Issuer’s Board of Directors increased its size from six members to eight members and appointed Ari J. Benacerraf and Lee A. Wright as directors of the Issuer to serve in said capacity until the Issuer’s next annual meeting of shareholders and until their successors are elected and qualified.

Pursuant to the Investor Rights Agreement, the Diamond Castle Funds have also agreed to certain limitations on future purchases of the Issuer’s securities.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, which is incorporated herein by reference.

Escrow Agreement

Effective October 3, 2011, the Issuer, Diamond Castle Partners IV, as the Stockholders’ Representative, and U.S. Bank, National Association, as escrow agent, entered into an Escrow Agreement, pursuant to which, among other things, 257,827 Merger Shares plus certain cash consideration was deposited into escrow as security for the indemnification obligations of the former shareholders of Adhesion, as well as for certain obligations with respect to the true-up of the calculation of the consideration paid to the former shareholders of Adhesion pursuant to the Merger Agreement. Such escrow deposits will be released over time to either the Issuer or the former shareholders of Adhesion (including the Diamond Castle Funds). Pursuant to the Escrow Agreement, the escrow agent is required to vote all the Merger Shares held in escrow as directed by the applicable former shareholders of Adhesion who would have otherwise been entitled to received those Merger Shares had such Merger Shares not been deposited in escrow.

The foregoing description of the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the Escrow Agreement, which is filed as Exhibit 7.5 hereto and is incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit 7.1: Joint Filing Agreement, dated October 12, 2011.

Exhibit 7.2: Powers of Attorney for each of:

•	Diamond Castle Partners IV, L.P.

•	Diamond Castle Partners IV-A, L.P.

•	Deal Leaders Fund, L.P.

•	DCP IV GP, L.P.

•	DCP IV GP-GP, LLC

•	Ari J. Benacerraf

•	Michael W. Ranger

•	Andrew H. Rush

•	David M. Wittels

Exhibit 7.3: Merger and Stock Purchase Agreement, dated as of August 26, 2011, by and between Adhesion Holdings, Inc., DLJ South American Partners, L.P., Diamond Castle Partners IV, L.P., solely as the Stockholders’ Representative, Multi-Color Corporation and M Acquisition, LLC, a wholly owned subsidiary of Multi-Color Corporation, incorporated by reference to Exhibit 2.1 of Multi-Color Corporation’s Form 8-K, filed on August 30, 2011.

Exhibit 7.4: Investor Rights Agreement, dated October 3, 2011, by and between Multi-Color Corporation, Diamond Castle Partners IV, L.P., Diamond Castle Partners IV-A, L.P., and Deal Leaders Fund, L.P., incorporated by reference to Exhibit 4.1 of Multi-Color Corporation’s Form 8-K, filed on October 5, 2011.

Exhibit 7.5: Escrow Agreement, dated October 3, 2011, by and among Diamond Castle Partners IV, L.P., as the Stockholders’ Representative, Multi-Color Corporation, an Ohio corporation, and U.S. Bank, National Association, as escrow agent.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 12, 2011

DIAMOND CASTLE PARTNERS IV, L. P.

By: DCP IV GP, L.P., its General Partner
By: DCP IV GP-GP, LLC, its General Partner
*
	Name:	Ari J. Benacerraf
	Title:	Managing Member

DIAMOND CASTLE PARTNERS IV-A, L.P.

By: DCP IV GP, L.P., its General Partner
By: DCP IV GP-GP, LLC, its General Partner
*
	Name:	Ari J. Benacerraf
	Title:	Managing Member

DEAL LEADERS FUND, L.P.

By: DCP IV GP, L.P., its General Partner
By: DCP IV GP-GP, LLC, its General Partner
*
	Name:	Ari J. Benacerraf
	Title:	Managing Member

DCP IV GP, L.P.

By: DCP IV GP-GP, LLC, its General Partner
*
	Name:	Ari J. Benacerraf
	Title:	Managing Member

DCP IV GP-GP, LLC
*
Name:	Ari J. Benacerraf
Title:	Managing Member
*
Ari J. Benacerraf
*
Michael W. Ranger
*
Andrew H. Rush
*
David M. Wittels

*By:	/s/ Linda Grogan
Linda Grogan
As Attorney-in-Fact